SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 16, 2007 announcing "ECtel Appoints Itzik Weinstein as its President and CEO".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  April 16, 2007

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Index to Exhibits

Exhibit No.                    Exhibit

1                                     Press Release issued April 16, 2007

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EXHIBIT 1

ECtel Appoints Itzik Weinstein as its President and CEO

ROSH HA'AYIN, Israel, April 16, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced it has   promoted Itzik Weinstein, Executive Vice President, Professional Services & Operations to serve as the company's new President and Chief Executive Officer, commencing May 1, 2007 Itzik Weinstein will replace Eitan Naor who will be working with Itzik until June 30th, 2007 to facilitate smooth transition and assumption of responsibilities.

Itzik Weinstein brings to the position significant management experience and a strong track record in the hi-tech industry.

Itzik served as ECtel's Executive Vice President for Professional Services and Operations since July 2004 where he had a major contribution to ECtel's successful implementation of recovery and growth plans. Prior to joining ECtel Itzik served as Vice President, Customer Services & Product Management at VocalTec, where he was responsible for R&D activities, product management and customer support. Prior to that, Itzik served as an Engineering Site Manager at NetManage and as a Software Engineering Manager of KLA-Tencor Corporation's optical metrology division. He has also held software engineering and project management positions at Scitex Corporation, Electronics Images Technology and Intel Corporation.

Itzik Weinstein holds an MBA from the Kellogg-Recanati Executive MBA Program of Tel Aviv University and a BSc in Computer Engineering from the Technion-Israel Institute of Technology.

Yair Cohen, Chairman of the Board of ECtel said, "We are very pleased to have an able leader as Itzik taking over as the company`s CEO. As we move forward in implementing our strategy, ECtel will need to continue and excel in its technology and operations and lead the market in providing IRM(TM) solutions to communication service providers"

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Commenting on his appointment, Itzik Weinstein said, "I'm excited and challenged in assuming the President & CEO position at ECtel, a leading global innovative player in its field.  Having been part of the Company's executive team for the past three years I'm confident that our excellent management team and employees have what it takes to drive ECtel's business forward."

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, the Company's market position, product offering, business model, business fundamentals and pipeline, the Company's ability to recognize revenues from orders' backlog, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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